Exhibit 3.1

Amendment No. 7
to
Amended and Restated Agreement of Limited Partnership
of Williams Partners L.P.

This Amendment No. 7, dated November 17, 2010 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership, dated as of August 23, 2005, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into and effectuated by Williams Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 1.1 of the Partnership Agreement is hereby amended to add or amend and restate the following definitions:

“Credit Facility” means a $1.75 billion three-year senior unsecured revolving credit facility with Citibank, N.A. as administrative agent.

“Debt Obligations” means, at any particular time, all of the then outstanding indebtedness, liabilities and obligations of the Partnership arising under the (i) $150 million senior unsecured notes outstanding that mature on June 15, 2011, (ii) $600 million senior unsecured notes outstanding that mature on February 1, 2017, (iii) $250 million term loan outstanding under a $450 million senior unsecured credit agreement with Citibank, N.A. as administrative agent, (iv) $750 million senior unsecured notes outstanding that mature on February 15, 2015, (v) $1.5 billion senior unsecured notes outstanding that mature on March 15, 2020, and (vi) $1.25 billion senior unsecured notes outstanding that mature on April 15, 2040, including in each case any indebtedness, liabilities and obligations treated as that borrowing pursuant to Treasury Regulation Section 1.163-8T or any successor provision, and excluding, without limitation, any indebtedness, liabilities and obligations arising under (i) borrowings after February 17, 2010 under the Credit Facility or (ii) the $600 million senior unsecured notes outstanding that mature on November 15, 2020.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability (including without limitation, any indebtedness, liabilities and obligations arising under (i) borrowings after February 17, 2010 under the Credit Facility or (ii) the $600 million senior unsecured notes outstanding that mature on November 15, 2020).

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2) (and includes, without limitation, any indebtedness, liabilities and obligations arising under (i) borrowings after February 17, 2010 under the Credit Facility or (ii) the $600 million senior unsecured notes outstanding that mature on November 15, 2020, and excludes the Debt Obligations for which the General Partner bears economic risk of loss under Treasury Regulation Section 1.752-2).

2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

4. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those provisions of this Amendment that are valid, enforceable and legal.

* * * * *

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Williams Partners GP LLC

By: /s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer